Exhibit No. (14)a
CODE OF CONDUCT

Table of Contents Chairman’s Letter 1 Chief Compliance Officer’s Letter 1 Why We Have A Code Of Conduct 2 The Code Applies To All Of Us 3 Share Your Concerns Without Fear 3 Non-Retaliation Policy 3 Resources For Asking Questions Or Reporting Concerns 4 Code Of Conduct Line 5 Obligations Of Team Leaders And Others Receiving Reports Of Potential Code Violations 6 Violations Of The Code 6 CONDUCT WITH OUR TEAM Freedom Of Association 7 Diversity And Non-Discrimination 8 Global Human Rights 8 Workplace Safety 9 Respectful Workplace 10 Workplace Violence 10 Drugs And Alcohol 10 CONDUCT WITH OTHERS Customers And Suppliers 11 Consumers 12 Consumer And Employee Data Privacy 12 Competition 13 Competitive Information 14 Environment 15 Government 15 CONDUCT WITH OUR COMPANY Conflicts Of Interest 16, 17 Confidential Information 18 Use Of Company Resources 19 Gifts, Entertainment, And Other Favors 20, 21 Accurate Records 22 Fraud Prevention 23 CODE OF CONDUCT LINE NUMBERS Back Cover The information in this Code of Conduct has been prepared as a guide to give a better understanding of Kimberly-Clark and its expectations for ethical conduct. However, the statements in this Code of Conduct are statements of principles and do not constitute a contract of any kind or an inflexible set of rules. Management reserves the right, at all times, to take any action deemed by it to be in the best interests of Kimberly-Clark.

Dear K-C Employees, When I joined Kimberly-Clark more than 25 years ago, the company had a strong reputation for operating with integrity. The men and women of K-C took great pride in “doing the right thing.” I’m proud to say that operating with integrity is as much a part of our culture today as it was back then. A reputation is a valuable asset. In the plugged-in and wired world we work in today, a company’s actions — and the actions of its employees — are under more scrutiny than at any time in history. More than ever, we are accountable for our actions. It is a daunting challenge to expect every K-C employee to live up to the standards of our Code of Conduct in everything that we do. But that is what is expected of us because that’s the kind of company we all want to work for. Please take the time to read and understand our Kimberly-Clark Code of Conduct. Ask questions about it. Follow it. Expect your co-workers to do the same. If we all do this, we will continue to be guardians of a 137-year tradition at Kimberly-Clark. Sincerely, Thomas J. Falk Chairman of the Board and Chief Executive Officer Dear K-Cer’s, As Tom mentions in his letter, our reputation as a company and as individuals is a valuable asset. In my role as Chief Compliance Officer and General Counsel, it is my responsibility to work with you to protect that reputation. Part of that responsibility is to help you understand what is required of you by the laws of the jurisdictions in which we operate and part is to help you understand what Kimberly-Clark expects of us. In many situations, Kimberly-Clark expects more than the law requires. The Kimberly-Clark Code of Conduct is a valuable guide to ethical issues that may arise from time to time in your contacts with fellow employees, customers, suppliers, competitors and the general public. You should read the Code and think about how it applies to you and to your work. You should understand your responsibilities under the Code, including the responsibility to report suspected violations and to cooperate in Company investigations. If you have questions or concerns, the Code identifies the resources that are available to you for answers. If you feel the need to talk through a situation to arrive at an appropriate solution, talk to your team leader, your Human Resources specialist, or anyone in the Legal Department. You may also contact the Code of Conduct Line if you wish to remain anonymous. In addition, you may contact me directly at any time with questions or concerns regarding compliance with the Code of Conduct and the Company’s standards for integrity and ethics. It’s our reputation, let’s all work together to protect it. Sincerely, Thomas J. Mielke Chief Compliance Officer and General Counsel 1

Why We Have a Code of Conduct At Kimberly-Clark, enhancing the health, hygiene and well-being of people every day, everywhere is our business. We believe that the way we do our business is as important as the business we do. Simply stated, operating with integrity and with high ethical standards is the K-C way of doing business. This Code of Conduct provides guidance for dealing with customers, suppliers, other employees, competitors and the public with integrity and in an ethical and appropriate manner. This Code cannot describe all laws, regulations, or Kimberly-Clark policies that apply to us or to a specific situation. Instead, this Code creates a framework of ethical standards that all employees must operate within. Those standards are often higher than the minimum legal obligations. The Code is an important reference guide to us as we strive to conduct our businesses in an ethical and appropriate manner. 2

THE CODE APPLIES TO ALL OF US Each of us has the obligation to read and understand this Code of Conduct. This Code of Conduct applies to every Kimberly-Clark employee around the world. This includes employees and officers of Kimberly-Clark Corporation and its subsidiaries. This Code of Conduct also applies to members of the Board of Directors of Kimberly-Clark Corporation. If a local custom, culture, or law sets a different standard than this Code, you should ask the Legal Department for guidance. We are each responsible for our own compliance with the Code, to report suspected violations, and to cooperate in the Company’s investigation of potential violations. SHARE YOUR CONCERNS WITHOUT FEAR If you become aware of a Code of Conduct issue, there are many reasons that you might not want to tell anyone. You might not be sure what happened. You might be afraid to “cause trouble” or that someone will “get back” at you. You might think it is someone else’s responsibility. But doing what’s right means speaking up. If you do not feel comfortable using your name, you can share your concern anonymously. Employees who come forward with concerns play an important role in maintaining our ethical workplace. You have a responsibility to share information so that the company can respond quickly and take appropriate action. One of the most important ways you can make a difference is by being aware of any unethical or illegal workplace activity and promptly reporting it. Q: Different countries have different cultures and laws. Does the Code apply to everyone globally? Yes. The conduct established in this Code applies to all employees worldwide, regardless of the location. If a local custom, culture, or law sets a different standard than the Code, you should ask the Legal Department for guidance Q: I saw my team leader doing something that seemed unethical, but I’m afraid to report the suspected violation. Will I get in trouble or hurt their reputation by making a report? No. You cannot get in trouble or hurt your team leader’s reputation by making a report. You will not be held responsible for reports made in good faith, even if they turn out to be unfounded. Investigations are conducted in an objective, fair and confidential way to ensure that employees’ reputations are protected. NON-RETALIATION POLICY You cannot lose your job or your benefits, or be demoted, suspended, threatened, harassed, or discriminated against, for raising a Code of Conduct concern honestly or truthfully participating in a Company investigation. Reporting honestly means that you believe you are being truthful and accurate. If you believe someone is retaliating against you, please report it as you would a violation of the Code. All concerns about the Code and reports of retaliation will be fully investigated. 3

Q: I have a concern, but it’s not covered by the Code of Conduct. Does that mean there is no problem? No. The Code of Conduct cannot possibly answer every question or ethical dilemma. If something does not seem right to you, ask your team leader or one of the other people listed in the Resources section. RESOURCES FOR ASKING QUESTIONS OR REPORTING CONCERNS Reporting suspected violations of the Code of Conduct is critical so that the Company can properly determine if a problem exists that needs to be fixed. For that reason, we all have an obligation to report suspected violations of the Code of Conduct. If you have questions about the Code or you are aware of suspected violations, there are several resources available to you: 3 Your team leader You are encouraged to take your questions and concerns to your team leader. If you do not want to tell your team leader about your concern, or if you do not believe your team leader has taken appropriate action, you can also go to: 3 Another team leader 3 Any member of the Global Security team • Email: global.security@kcc.com • Phone: +1-888-288-8216 (U.S. & Canada) +1-443-716-2301 (International Collect Calls) • Mail: Kimberly-Clark Corporation P.O. Box 619100 Dallas, TX 75261-9100 U.S.A. Attention: Global Security • Fax: +1-972-281-1236 3 Any member of the Legal Department — You may contact the chief counsel for your business unit or country, or any member of the Legal Department with whom you have worked — You may also contact Kimberly-Clark’s General Counsel’s office at: • Phone: +1-972-281-1216 • Mail: Kimberly-Clark Corporation P.O. Box 619100 Dallas, TX 75261-9100 U.S.A. Attention: Legal Department • Fax: +1-972-281-1492 3 Any member of the Human Resources Department — You may contact the HR representative for your business unit or country. — You may also contact the office of Kimberly-Clark’s Chief HR Officer at: • Phone: +1-678-641-6324 • Mail: Kimberly-Clark Corporation 1400 Holcomb Bridge Road Roswell, GA 30076-2199 U.S.A. Attention: Human Resources • Fax: +1-770-587-7722 3 Code of Conduct Line. The Code of Conduct Line is described in more detail on the next page. You may report concerns using the Code of Conduct Line on an anonymous basis. Note, in accordance with applicable laws the Code of Conduct Line may not be available in certain countries. 4

For Violations of Accounting Practices and Internal Controls: The failure to comply with the Company’s accounting, internal accounting controls, or auditing practices could have severe consequences for Kimberly-Clark and its stakeholders. If you have concerns with respect to these matters, you should report your concerns to: 3 General Counsel • Mail: Kimberly-Clark Corporation P.O. Box 619100 Dallas, TX 75261-9100 U.S.A. Attention: General Counsel • Fax: +1-972-281-1492 OR 3 Chairman of the Audit Committee • Mail: c/o Kimberly-Clark Corporation P.O. Box 619100 Dallas, TX 75261-9100 U.S.A. Attention: Corporate Secretary • Fax: +1-972-281-1578 Audit Committee’s Complaint Procedures For Accounting and Auditing Matters OR 3 Code of Conduct Line CODE OF CONDUCT LINE To ensure that employees have the ability to report Code of Conduct concerns on an anonymous basis, a Code of Conduct Line has been established. The Code of Conduct Line allows you to report concerns by telephone or the Internet. Your information will be taken by a professional company that is independent of Kimberly-Clark and also takes Code of Conduct reports for many other companies. — This line is available 24 hours a day, 365 days a year. — You can give your report in any language. — You can give your report anonymously if you so choose. Telephone Line • U.S. — +1-800-482-6020 • Outside U.S. — see list of numbers by following this link: http://www.tnwinc.com/reportline/k-cinternational/ Internet Line • U.S. - http:/www.tnwinc.com/reportline/k-c • Outside U.S. — http://www.tnwinc.com/reportline/k-cinternational/ 5

OBLIGATIONS OF TEAM LEADERS AND OTHERS RECEIVING REPORTS OF POTENTIAL CODE VIOLATIONS Team leaders and others who receive reports of potential code violations play a very important role in upholding the Code of Conduct. Kimberly-Clark encourages team members to talk to their team leaders about their concerns. Team leaders and others who receive reports of potential code violations need to be prepared and know how to handle any Code of Conduct concerns or reports. You should: • Make sure that you know and understand the Code, and model your behavior consistent with the Code • Let team members know that you are available to discuss their concerns • Support team members who raise concerns honestly and treat them with respect • Take team members’ questions and concerns seriously · Feel free to seek guidance before responding • Act to stop violations of the Code or the law by team members • Raise all concerns to the appropriate level and function • Never let team members feel that their concerns are being ignored • Ensure that no retaliation occurs against someone for reporting a suspected violation of the Code VIOLATIONS OF THE CODE Violations of the Code of Conduct are serious offenses which may result in disciplinary action, reprimand, suspension, dismissal or civil action by the Company. In addition, violations of the Code of Conduct which are also violations of law may result in fines, penalties, criminal prosecutions or other legal remedies. 6

Conduct With Our Team Kimberly-Clark believes that our success depends on trust and respect for each other. Teamwork is a value that guides us in all we do. FREEDOM OF ASSOCIATION We are committed to respecting our employees’ right to freedom of association, including: • The right to organize in accordance with national laws and practices • The right to collective bargaining through representatives of their own choosing • The right of their chosen representatives to have reasonable access to our employees in order to represent them • The right to engage in other protected activities • The right to refrain from such activities For further information, read the following: Human Rights in Employment Policy; Human Rights in Employment Policy Instructions 7

Q: I overheard my team leader tell my co-worker a joke involving religion that made him uncomfortable. I don’t want to get in the middle of anything. What should I do? Report it. All employees are entitled to a workplace where their co-workers and team leaders treat them with dignity and respect. You should report the matter to your HR representative or by using the Code of Conduct Line even though doing so may make you uncomfortable. Q: I feel as though I was not given a promotion because of my gender. What should I do? Report it. Kimberly-Clark policy requires that employment decisions be made without regard to the gender of the candidate. If you feel you were treated unfairly, please report your concern. DIVERSITY AND NON-DISCRIMINATION We are committed to the professional development of a globally diverse workforce through equal employment opportunity. We will: • Recruit, promote and support the professional development of a globally diverse workforce • Hire without regard to race, color, sex, pregnancy, sexual orientation, age, religion, creed, national origin, gender identity, disability, legally protected leave or other categories protected by applicable law • Train, promote, and compensate based on the ability, achievement, experience, and conduct of the employee without regard to race, color, sex, sexual orientation, age, religion, creed, national origin, gender identity, disability, veteran status or other categories protected by applicable law • Embrace the diversity of each other’s talents, abilities, and experiences For further information, read the following: Diversity Network Guidelines; Diversity Toolkit; Diversity Webpage; Human Rights in Employment Policy; Human Rights in Employment Policy Instructions; Human Resources Development and Diversity Policy; Company Position Statement on Harassment & Other Inappropriate Behaviors In addition to the Resources for Asking Questions or Reporting Concerns discussed earlier, the Company’s Position Statement on Harassment and Other Inappropriate Behaviors identifies additional resources available to employees for raising harassment, discrimination, or retaliation concerns. Those additional resources include local Human Resources, corporate Human Resources, and the Legal Department. GLOBAL HUMAN RIGHTS We are committed to recognizing human rights on a global basis. We prohibit the following practices and will not knowingly do business with any individual or company that participates in the following practices: • Exploitation of children, including child labor • Physical punishment • Female abuse and all other forms of human abuse • Forced or compulsory labor • Unlawful discrimination in employment and occupation For further information, read the following: Human Rights in Employment Policy; Human Rights in Employment Policy Instructions; Human Resources Development and Diversity Policy; Company Position Statement on Harassment and Other Inappropriate Behaviors CONDUCT TIP Avoid using cellular phones or other handheld devices while driving a vehicle. Those devices can distract a driver and frequently result in accidents. 8

WORKPLACE SAFETY At Kimberly-Clark, we believe that occupational injuries and illnesses are preventable and can be eliminated. No production goal, cost saving, time saving or competitive advantage is worth an injury of any kind. We are committed to: • Ensuring that safety is a fundamental enterprise value which is integrated into our research and engineering, product development, manufacturing, delivery, and sales activities • Providing a workplace that meets or exceeds applicable occupational safety and hygiene laws and regulations • Establishing our own occupational safety and hygiene standards and technical guidance based on best practices • Striving to continually improve our occupational safety and hygiene performance • Encouraging all K-C personnel to contribute to safety improvements For further information, read the following: Global Occupational Safety and Hygiene (GOSH) Q: My supervisor suggested using an unsafe practice to speed up the production line. I know our production goals are very important, but I don’t feel that the new process is safe. What should I do? Report it. Never compromise safety. No production goal, cost saving, time saving, or competitive advantage is worth an injury of any kind. Every employee has the right to refuse to do work reasonably perceived to be dangerous to personal health or safety. CONDUCT TIP Remember these three basic commitments to workplace safety in your daily activities: 1. I will refuse to take any action I consider unsafe or to perform any task I am not properly trained to do or do not have the proper tools to do. 2. I will immediately confront anyone performing or about to perform an act or task I consider to be unsafe and I will prevent anyone from performing a task which they are not properly trained to do. 3. I will immediately stop what I am doing if someone confronts me about a task I am doing. I will resolve the concern with respect and goodwill, requesting assistance from another if necessary, before continuing. 9

Q: I am a team leader. One of my team members and I had dinner with a vendor rep. My team member made several flirtatious remarks to the vendor rep. I thought this was a personal issue and didn’t say anything. Am I right? No. If you tolerate your team member’s inappropriate behavior, you are giving the message that it is acceptable. Your team should behave the same way at a business meeting that they would behave in the office. You should counsel the team member on appropriate business behavior. Q: I overheard a co-worker threaten another employee, who is afraid to report the incident. What should I do? Report the incident immediately. Kimberly-Clark will not tolerate acts or threats of violence and will investigate all reports. You have a responsibility to act when you know of a threat or risk to any of our people. RESPECTFUL WORKPLACE We are committed to providing our employees with a work environment free from harassment, intimidation and other inappropriate behavior. Examples of harassment can include: • Unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature • Offensive talk, jokes, pictures, and comments that involve race, color, sex, sexual orientation, gender identity, age, religion, creed, national origin, disability, veteran status or other protected categories Examples of inappropriate behavior can include: • Shouting or screaming in anger • Calling names • Profanity directed at another person • Threats and intimidation • Public teasing/ridicule For further information, read the following: Human Rights in Employment Policy; Human Rights in Employment Policy Instructions; Company Position Statement on Harassment and Other Inappropriate Behaviors WORKPLACE VIOLENCE We are committed to a violence-free workplace. We should each: • Report any act, whether physical or psychological, which threatens or harms an employee in a violent or potentially violent manner • Not possess or use a weapon while on Company premises or at Company functions Any reported situation which contains even the slightest possibility for workplace violence, even if meant as a joke, will be evaluated by Human Resources and Global Security. For further information, read the following: Global Security — Workplace Violence DRUGS AND ALCOHOL We are committed to maintaining a drug-free workplace. In general: • Do not sell, use, or be under the influence of alcohol, non-prescribed drugs, narcotics, or any other “controlled substance” as defined by criminal statutes while at work, except for the serving of alcoholic beverages in connection with an authorized event • Participate in Kimberly-Clark awareness programs to educate yourself about the hazards of substance abuse and addiction • Contact the local Kimberly-Clark confidential Employee Assistance Program if drug or alcohol abuse may be affecting your job performance • All employees are subject to testing if the employee appears to be under the influence of drugs or alcohol at work, or when the Company has reason to believe an employee has violated this policy For further information, read the following: Alcohol, Drugs and Other Controlled Substances Policy; Alcohol, Drugs and Other Controlled Substances Policy Instructions 10

Conduct With Others OUR BUSINESS Fair dealing has been a fundamental value of Kimberly-Clark since the Company was founded. We believe that honesty and trustworthiness build long-lasting relationships. There are many ways we stay true to this value in today’s environment. CUSTOMERS AND SUPPLIERS We are committed to fair dealing with our customers and suppliers. • Do not mislead, misrepresent, deceive or take unfair advantage of customers or suppliers • If you know of a mistake, whether it is in Kimberly-Clark’s favor or not, correct it • Buy from suppliers and sell to customers based on appropriate business considerations such as quality, price, service and reliability • When buying goods or services on behalf of the Company, treat all potential suppliers fairly and honestly • Never indicate to any supplier that our relationship with them may be affected by personal favors, donations to charity, etc. (see pages 20-21 on Gifts, Entertainment and Other Favors) • Do not offer gifts, entertainment, or favors to win or keep business (see pages 20-21 on Gifts, Entertainment and Other Favors) For further information, read the following: K-C Purchasing Manual 11

Q: I received a call from an individual claiming to be a high-level executive with Kimberly-Clark and requesting employee personal information, such as home addresses, phone numbers, and ID numbers. They say they’re with Kimberly-Clark, and they need the information right away. What do I do? Be careful. Sometimes people from outside the Company will pose as Kimberly-Clark employees and call requesting personal information or trying to confirm your personal information (such as your ID number or address). Never give out or confirm any personal information over the phone, even if the individual claims to be a Kimberly-Clark employee. The best way to confirm that the caller is legitimate is to tell them you will call them right back, and then call the work phone number from the Global Address Book of the person they are claiming to be. Human Resources can confirm that the information can be distributed to the person asking for it. CONSUMERS Quality is one of the three fundamental values on which Kimberly-Clark was founded. We are committed to providing products that are safe and please our customers. Product quality and safety is not the responsibility of any one team or department. Each of us has a personal responsibility to comply with the Company’s safety and quality policies. • Never do anything that would undermine the trust consumers have in us • If you notice anything that could adversely affect the safety or quality of our products, report it immediately • Maintain rigorous standards for the safety and quality of our products For further information, read the following: Quality of the Corporation’s Products and Services Policy; Quality of the Corporation’s Products and Services Policy Instructions; Safety of the Corporation’s Products and Services Policy; Safety of the Corporation’s Products and Services Policy Instructions; Quality Management System CONSUMER AND EMPLOYEE DATA PRIVACY Many countries in which we operate have specific laws and regulations on how to treat personal consumer data. We are committed to complying with data privacy laws everywhere we operate. For further information, read the following: K-C Europe Data Protection Policy; K-C Europe Data Transfer Agreement; K-C Australia Privacy Policy 12

COMPETITION We are committed to complying with competition laws (also called antitrust laws) in every country where we do business. These laws apply to many types of activities, such as: • Relationships with competitors • Prices and terms of sale to distributors and other customers • Marketing and trade practices These laws are very complicated. Penalties for violation may include high fines and even imprisonment. In general: • Do not discuss sensitive business topics such as prices, sales terms, business or marketing plans, margins, costs, production capacity, inventory levels, trade programs, or discounts with competitors • If a competitor raises any of these issues, no matter how casually, stop the conversation immediately and explain that it is against our policy to discuss these matters • Contact a member of our Legal Department for specific guidance about the laws in your country and to report any inappropriate conversations with competitors Q: While waiting to see a purchasing agent in a hospital, I ran into a sales rep from a competitor. We talked about sports, and then he said that he would limit his sales pitch to certain products if I would do the same. This sounded like a good deal for both our companies. Is it? No. It is against the law to agree with competitors about anything related to the sale of our products. It is best to limit your conversation with competitors to non-business topics such as sports or the weather. 13

Q: I heard about a meeting that a competitor is holding at a trade show that I will be attending. I don’t think they will allow me to attend if they know that I’m from Kimberly-Clark. Can I go if I pose as a customer? No. Obtaining information about a competitor by disguising your identity is never appropriate. Gathering information about competitors is a legitimate business activity when done lawfully and ethically. You should also consult with the Legal Department before attending any meeting with a competitor, because such meetings may raise antitrust concerns. Q: To help me do a better job at Kimberly-Clark, I kept several documents that I used at my previous employer describing various processes they used. Can I use them at Kimberly-Clark? It depends. If the documents contain confidential or proprietary information, you cannot use or share this with Kimberly-Clark. Kimberly-Clark expects all employees to honor any nondisclosure agreements on the confidential information they have obtained at previous jobs. If you are unsure, talk to a member of our Legal Department before using or sharing the information. COMPETITIVE INFORMATION In the ordinary course of business, information is acquired about other companies, including customers, suppliers and competitors. Obtaining this type of competitive information is an ordinary part of the competitive system. However, there are legal and ethical limits on acquiring competitive information: • We should not acquire information through improper means, such as through bribery or spying on our competitors • We should not hire an employee of a competitor to get confidential information or encourage employees of competitors to disclose confidential information about their employer • If offered information about a competitor that you believe may be confidential, you should ask if it is confidential and how it was obtained • If the material that is offered is written material and carries a classification such as “secret,” “confidential,” “proprietary” or “for your eyes only,” or if you otherwise determine that it is confidential, you should contact a member of our Legal Department For further information, read the following: Conflicts of Interest, Gifts and Disclosure of Confidential Information Policy; Instructions To Corporate Policy On Conflicts Of Interest, Gifts, And Disclosure Of Confidential Information Regarding Hiring Employees Of A Competitor; Global Information Technology Standards; K-C Competitive Information Center; Confidentiality Agreement; Records Administration Policy; Access Control; Proprietary Information 14

ENVIRONMENT It is a fundamental policy at Kimberly-Clark to conduct our businesses with a sincere and proper regard for the environment. As a result, the Company has developed a number of important environmental policies on: energy conservation; water conservation; reducing waste in the manufacturing process; properly disposing of waste that cannot be eliminated; use of sustainable raw materials and practices; compliance with environmental laws; and monitoring and reporting environmental compliance. Kimberly-Clark is also subject to many governmental requirements and environmental laws. Those governmental requirements set the minimum standard of conduct. Kimberly-Clark’s policies strive for a higher standard of conduct. We should each: • Know and comply with applicable laws and regulations • Know and comply with all Kimberly-Clark policies regarding the environment • Consult with the Environment and Energy or Legal to learn more about applicable environmental laws and Kimberly-Clark policies • Support the sustainable use of natural resources including water conservation, the reduction and beneficial reuse of waste, and energy conservation. We regularly audit performance in these areas and develop action plans to improve our use of natural resources All employees are expected to act as responsible citizens by adhering to workplace rules and regulations concerning the environment. For further information, read the following: Protection of Biosphere Policy; Protection of Biosphere Policy Instructions; Reduction and Disposal of Waste Policy; Use and Conservation of Energy Policy; Use and Conservation of Energy Policy Instructions; Fiber Procurement Policy; Fiber Procurement Policy Instructions; Environmental Protection and Concern Policy; Environmental Services and Vision 2010 webpage Q: I have seen activities at Kimberly-Clark that may compromise the environment or create an environmental hazard. What should I do? Report it. If you are aware of any potential violation of law or Company policies or procedures, it is your responsibility to report it. GOVERNMENT As a global company, we are subject to the laws of many countries. We are committed to complying with all applicable government laws, rules and regulations. U.S. laws sometimes apply to Company operations and personnel outside the U.S. Other countries may also apply their laws outside of their borders. Always check with an attorney in our Legal Department if you are not sure what laws apply to your situation. In addition: • Be careful to make clear that you do not speak or act for Kimberly-Clark unless you have been authorized to do so • If you are contacted by a government official in connection with your work, or are asked to provide information in connection with a government agency inquiry or investigation, you should notify either an attorney in our legal department or a member of our regulatory affairs staff to ensure that the matter is handled fully and appropriately • Do not contact the government to influence legislation, regulations, or decision-making on behalf of Kimberly-Clark without consulting an attorney in the Legal Department. Many countries have laws regulating such activity (see pages 20-21 on Gifts, Entertainment or Favors to Government Personnel) For further information, read the following: Public Statements with Corporate Implications Policy; Instructions to Corporate Policy on Public Statements with Corporate Implications; Anti-Corruption Policy; Instructions to Corporate Policy on Anti-Corruption 15

Conduct With Our Company OUR INFORMATION AND COMPANY RESOURCES Each of us has a duty to protect Company resources and to avoid conflicts of interest with the Company. CONFLICTS OF INTEREST When conducting Company business, we each have a duty to act in the best interest of the Company and to avoid actual or potential conflicts of interest. A conflict of interest arises when personal, social, financial, or political activities or business relationships interfere with our objectivity and loyalty to Kimberly-Clark. Some conflicts of interest are obvious, such as taking a kickback payment for awarding K-C business to a vendor. Other conflicts of interest may be less obvious, such as conducting business with a firm owned by a close family member even when that firm appears to be offering the best price. Potential conflicts of interest should be discussed with your team leader to ensure that the best interest of the Company is maintained. We should each: • Avoid actions that create — or even appear to create — conflicts of interest with the Company • Never use your position at Kimberly-Clark for personal gain • If you think that you or a family member has a conflict of interest, tell your team leader or a member of the Legal Department and, if appropriate, obtain approval for the relationship CONDUCT TIP Do not use a Company computer to conduct outside business. 16

CONFLICTS OF INTEREST continued Here are some examples of actual or potential conflicts of interest: Outside Employment • You or a close relative is employed by, provides services for, or receives payment from any competitor, supplier, or customer • You or a close relative owns a business that does business with Kimberly-Clark • You have outside employment or business interests that interfere with your ability to do your job at Kimberly-Clark • You conduct business on the side (not for Kimberly-Clark) with any Kimberly-Clark vendor, supplier, customer, contractor, etc. Financial Interests • You or a close relative has an investment or other financial interest in a privately-owned supplier, competitor, or customer of Kimberly-Clark • You or a family member owns more than 1% of the stock of any competitor, supplier or customer of Kimberly-Clark Public Service • You volunteer at a charity or other organization that is considering an issue involving Kimberly-Clark • You raise money for charity during working hours (except where sponsored by Kimberly-Clark) • You ask customers or suppliers to make charitable donations • You are asked by customers or suppliers to make charitable donations (except where sponsored by Kimberly-Clark) Speeches and Presentations • You are offered a fee for outside speeches or presentations in connection with your work for Kimberly-Clark Personal Relationships • You supervise or are supervised by a close relative or partner • You are considering hiring a close relative or partner as an employee or contractor Boards • You are considering accepting a Board appointment but you are concerned that the commitment may interfere with your job • You are on a Board that is considering a decision that may affect Kimberly-Clark Political Relationships • You work on a political campaign during working hours • You are expressing political views in a setting where your audience may think you are speaking on behalf of Kimberly-Clark • You make contributions or payments to political parties or candidates on behalf of Kimberly-Clark For further information, read the following: Conflicts of Interest, Gifts and Disclosure of Confidential Information Policy; Conflicts of Interest, Gifts and Disclosure of Confidential Information Policy Instructions; Sourcing and Supply Business Conduct Q: A vendor has invited me to speak at one of their meetings. Is that okay? It depends. Obtain your team leader’s approval before speaking at any external events. Do not disclose any confidential information when presenting to outsiders. Do not accept payment of expenses if it could cause a conflict of interest, such as to gain favorable treatment from Kimberly-Clark. Q: My brother is an electrical contractor and is located near one of our mills. He wants to provide services for the mill. Is he allowed to perform services at Kimberly-Clark facilities? It depends. Your brother may approach Kimberly-Clark to offer his services as long as you have no responsibility for procuring these services, and you have no involvement in the selection process. His company will need to go through the established selection process and meet Kimberly-Clark criteria. You should tell your team leader about such situations. 17

CONDUCT TIP Do not e-mail photos of Company processes, equipment, or machinery to third parties without prior permission. Q: I have a personal blog where I share my thoughts and feelings with my friends. What should I consider before including any work-related information? Be careful. Media tools such as blogs, wikis, networking sites, etc. are subject to the same rules as any other communications. Do not disclose any confidential business information. For example, do not write about acquisitions, product recalls, organizational changes, relationships with customers or vendors, financial information, personal employee information (address, phone numbers, employee identification numbers, etc), or any other sensitive or confidential information. Q: I was already planning on selling Kimberly-Clark stock, but I just found out about some information not available to stockholders outside of Kimberly-Clark? Can I still make the trade? No. If you buy or sell Company stock while aware of material nonpublic information, you will be considered to have traded on the basis of that information even though it was not a significant factor in your trading decision. CONFIDENTIAL INFORMATION We are committed to protecting confidential information. In the course of our work, many of us have access to confidential information, including: • Business plans • Pricing strategies • Financial information • Patent applications • Product development information • Employee and salary information • Research and development activities • Manufacturing methods Disclosing confidential information outside the Company could hurt the Company’s competitive position and its shareholders. Do your part to protect confidential information: • Be cautious discussing company business in public, such as in elevators, airplanes and restaurants, and when using cellular phones • Do not use your laptop computer on an airplane to work on Company matters when someone can see your screen • Do not allow anyone access to Company facilities without proper written authorization • Refer any questions from investors, analysts, and the media to Corporate Communications or Investor Relations • Refer outside questions that seem to ask for confidential information to the Global Security Department • Do not use non-public information about Kimberly-Clark to trade in stocks or securities • Ask your team leader or a member of the Legal Department if you have any questions about whether it is appropriate to buy or sell Company stock Media tools such as blogs, wikis, networking sites, etc. are subject to the same rules as any other communications. Do not write about acquisitions, product recalls, organizational changes, relationships with customers or vendors, financial information, or personal employee information (address, phone numbers, employee identification numbers, etc). Once posted, it may become available to anyone in the world, including our competitors. For further information, read the following: Confidential Information Policy; Insider Trading Procedures; Corporate Records Policy; Corporate Records Administration; Contracts Policy; Instructions to Contracts Policy; Public Statements with Corporate Implications Policy; Public Statements with Corporate Implications Policy Instructions; Proprietary Information Guidelines CONDUCT TIP An employee who posted Company confidential information to an Internet message board was terminated. Information posted to the Internet can be read by competitors and can hurt our business. 18

CONDUCT TIP Contact the Legal Department before taking any newly-created ideas outside of the company. Your idea may actually be a company resource. USE OF COMPANY RESOURCES We are committed to protecting the resources under our direct control. Company resources include, but are not limited to: • Equipment, machinery, tools and spare parts • Inventory and supplies • Telephones, copiers and fax machines • Computers, printers, and other technology resources • E-mail and internet access systems and tools • Confidential information and records • Inventions and ideas • Trademarks, copyrights and patents • Trade secrets and plans • Receivables • Business relationships · Reputation Each of us must: • Use Company resources responsibly to ensure that they are not misused or wasted • Manage budgets, expenses, and other funds accurately • Follow Kimberly-Clark travel rules and policies which are designed to maximize efficiencies and minimize costs • Be attentive to security procedures and be alert for situations that may lead to loss, theft or misuse of resources • Keep personal use of Kimberly-Clark resources to a minimum. Occasional personal use of computers, copier and fax machines, and telephones is permitted as long as it does not distract from your job responsibilities and is in compliance with Kimberly-Clark policies and procedures • Do not allow other people, including friends and family members to use Kimberly-Clark resources • Always use your own user ID and password while on a Kimberly-Clark computer and never give out your password to anyone • Never use unauthorized encryption software on a Kimberly-Clark computer • Treat Company assets with care and avoid any use that might lead to loss or damage For further information, read the following: Corporate Financial Instructions (CFIs); Acceptable Internet Use Policy; E-mail Policy; E-mail Guidelines; Information Systems Resources Policy; Unsolicited Ideas Policy; Property and Asset Protection Guidelines; Security Procedures; Statement of Accountability CONDUCT TIP Playing hours of computer or internet games each week on Company time is a violation of the Code of Conduct. Q: I’m doing volunteer work for a local hospital. Every month they need me to make copies of flyers. If I bring my own paper from home, is it OK for me to use the office equipment? No. You cannot use Kimberly-Clark resources for employee-initiated volunteer work. Occasional incidental use would be acceptable, but this appears to be a regular activity. While you would be using your own paper, you are still using Kimberly-Clark resources, such as toner, ink, and network bandwidth. Q: A new employee doesn’t have access to the network yet. Can he borrow my password? No. He must wait until he has received his own password. You are responsible for any activity processed under your password. By keeping a tight control over your password and changing it periodically, you are protecting Kimberly-Clark data from unauthorized users. 19

Q: A vendor who would like Kimberly-Clark’s business invites me to lunch at least twice a month. Is this okay? It depends. Accepting lunch invitations is okay if you are meeting for a business purpose, but frequent or extravagant meals can appear to create a conflict of interest. Consult your team leader if a vendor constantly invites you to lunch. Tell the vendor about the Code and keep lunch meetings with vendors to a reasonable limit. Q: A vendor offered to deliver the excess scrap materials from a project he completed to my house. The project is finished, and Kimberly-Clark would just throw away the scrap materials anyway. Is this OK? No. Never accept items from Kimberly-Clark vendors for personal use. GIFTS, ENTERTAINMENT, AND OTHER FAVORS Accepting or giving gifts, entertainment and other favors can also create a potential or actual conflict of interest. “Gifts, entertainment, and other favors” means anything of value. Examples of these include, but are not limited to: meals, lodging, discounts, prizes, travel, tickets, money in any form, or stock. Accepting Gifts, Entertainment or Favors In the course of your work for Kimberly-Clark, you may be offered gifts, entertainment or other favors from customers, suppliers, vendors, or other business contacts. Accepting such things usually makes us feel that we should do something in return. This could affect our ability to make objective business decisions in the best interest of Kimberly-Clark. In general, the only kinds of gifts and entertainment that you may accept from anyone who does or may do business with Kimberly-Clark are: • Infrequent gifts of low value, such as pens, calendars, or small promotional items related to business • Occasional reasonably-priced meals with a business contact • Occasional attendance at local sports, theater, or other cultural events with a business contact Each of us must not: • Accept anything if it will make you feel you should do, or promise to do, anything in return CONDUCT TIP Accepting expensive gifts from a vendor, including $500 of Italian place settings, led to termination. • Accept anything in return for giving someone Kimberly-Clark business • Accept anything that does not have a business purpose If you receive anything that does not meet these guidelines, you should return it and explain that our policy does not allow you to keep it. If it would violate a social custom to return it, talk to your team leader about donating it to charity or another solution. If you are not sure whether the gift, entertainment or favor offered to you violates this policy, talk to your team leader or a member of the Legal Department. Giving Gifts, Entertainment or Favors We are committed to winning business based on the superior features and benefits of our products and services. Offering gifts, entertainment or favors in order to win or keep business is unethical and may be illegal. However, there are occasions where it is acceptable to give a modest gift or entertainment to a business contact in order to build a business relationship. In general: • Do not give gifts, entertainment or favors to the same person or company more than occasionally • Limit gifts, entertainment and favors to what is reasonable and appropriate under the circumstances • Do not give gifts, entertainment or favors if you are doing it to make the other person feel obligated to give business to Kimberly-Clark • Do not provide gifts or entertainment that may appear to violate our commitment to respect each other • Make sure that you are not violating the other company’s gift and entertainment policy • Never give cash, checks, money orders, gift certificates, loans, or other types of money 20

Gifts, Entertainment or Favors to Government Officials Nearly all countries have laws to prevent bribery and corruption. United States anti-corruption laws apply not only to actions taken inside the U.S. but also to actions taken in foreign countries by subsidiaries and others working on behalf of U.S. chartered companies. Violations of those laws, or the anti-corruption laws of any country, could subject the Company to severe penalties and significantly damage our public reputation. It is generally illegal, and it is a violation of this Code, to offer, promise, or give, directly or indirectly, anything of value, regardless of amount, to induce or influence an official government decision or to secure an improper advantage. Examples of payments that may be forbidden include cash, gifts, meals, entertainment, business opportunities, Company product, offers of employment, contributions to charitable organizations and more. These activities could be considered bribery or corruption. The Legal Department can provide guidance on whether a specific offer or payment would be prohibited by law or this Code. K-C has also adopted several policies which provide additional guidance. Q: Who is a government official? A government official is anyone employed by any government or government-controlled commercial enterprise or political party, such as officers, environment and health inspectors, customs officers, postal workers, members of a legislative body, and employees of government-owned hospitals. Q: The mayor of our town is coming to visit the plant for a ground breaking ceremony for our new building. May I provide him with a gift bag full of product samples? It depends. Many local officials are prohibited by local law and their own ethics codes from accepting any gifts, even as small as a cup of coffee. Gifts to public officials are prohibited by the U.S. Foreign Corrupt Practices Act if the gifts are meant to influence a decision. Since this is a complicated area and penalties can be severe, you should discuss it with a member of the Legal Department before offering gifts to governmental officials. Q: I was told I have to pay extra to a customs official to clear our products through customs. Can I do that? No. Laws of most countries prohibit such payments under any circumstance, and the Company discourages making such payments in any country. This is a very complicated area and the penalties for violating the laws are severe. If you think the payment may qualify as a legally permissible facilitating payment, you must receive approval in advance from the Legal Department and your unit head before making any payment to a customs official, and proper record of the payment must be maintained. For further information, read the following: Conflicts of Interest, Gifts and Disclosure of Confidential Information Policy; Conflicts of Interest, Gifts and Disclosure of Confidential Information Policy Instructions; The Foreign Corrupt Practices Act — A Summary (CFI 07-01, Appendix P); Kimberly-Clark Healthcare Guidelines for Interaction with Healthcare Professionals (Refer Tabs D and E); Anti-Corruption Policy; Instructions to Corporate Policy on Anti-Corruption 21

Q: It’s near the end of the year, and I have money left in my budget. Can I prepay an expense I know I will have next year so that it will be applied to this year’s budget? No. You must record expenses in the proper accounting period. Charge activities to the year in which they occur. If you need to prepay this year for an activity occurring next year, contact your local finance team to record the item as a prepaid expense. Q: My team leader has asked my team to work as many hours as it takes to get to our production goal, but there seems to be an “unwritten rule” that overtime is prohibited and only 40 hours should be put on our time reports. What should I do? Report it. You should report the actual hours that you work at all times in accordance with local policies, law, and collective bargaining agreements. If your team is working overtime, you should report that overtime accurately. If you are not approved to work overtime, you should stop working when your shift is complete. Never work “off the clock” hours. Q: My team leader asked me to prepare a purchase order for $40,000, but her approval authority is only $20,000. Can I break the request into two purchase orders to avoid having to get an approval from a higher level? No. Create the purchase order for the $40,000 and obtain the necessary approvals. If you are uncomfortable challenging your team leader, report the incident to the Legal Department or the Code of Conduct Line. ACCURATE RECORDS We are committed to creating Company records that accurately and fairly present our activities and transactions, and then maintaining those records for so long as required by law or as indicated in our record retention schedules. Our record retention schedules can be found at the Corporate Record Administration Website. Some examples of Company records are: • Agreements • Invoices • Check requests • Expense reports • Lab notebooks • Attendance records • Production reports • Research and development tests • Financial schedules • Sales activity reports As required by applicable laws, the Company has policies on the proper administration, maintenance, and retention of records and each of us is responsible for complying with those policies. This means that records must be true and correct, they must be kept and made available to those who need them for their jobs, and they must be properly disposed of when no longer required to be kept by law or as required by our record retention schedules. Reporting of financial information requires the highest standard of fairness and honesty. The harm done to the Company’s reputation and to its investors by fraudulent or misleading reporting can be severe. Dishonest financial reporting can also result in civil or criminal penalties to the individuals involved and to the Company. The reporting of any false or misleading information in internal or external financial reports is strictly prohibited. For further information, read the following: Records Creation, Retention and Destruction Policy; Corporate Records Administration Website; Accounting Policies and Practices Policy; Corporate Financial Instructions (CFIs); Internal Control Policy; CFI 27-50 Employee Expense Reimbursement; Expense Reimbursement Policy 22

FRAUD PREVENTION All fraudulent activities are strictly prohibited. Kimberly-Clark expects employees to act with honesty and integrity when working with Company materials, funds, and financial reporting systems. Kimberly-Clark expects all employees to take a proactive approach in helping to prevent and detect fraud. Fraudulent activity is a serious concern for all companies due to the major effect it can have on the Company’s reputation and financial stability. Some examples of fraud are as follows: • Stealing cash, inventory, or other assets • Receiving money or gifts from suppliers in exchange for giving them Kimberly-Clark business • Submitting false or misleading requests for reimbursement • Collecting workers compensation when you are no longer injured or affected by the incident • Writing off recoverable assets or debts • Using Company assets for personal benefit • Recording sales before the sale is delivered/earned • Falsifying time cards or time reporting • Making entries into the accounting system that are not valid • Authorizing or receiving payment for goods not received or services not performed • Authorizing or receiving payments for hours not worked or expenses not accrued and documented • Forgery of any type Q: My team leader has asked me to make a journal entry that I don’t agree with to “make the numbers.” What should I do? Report it. Inaccurate financial reporting can result in serious consequences for the Company. Report the matter immediately to the Legal Department or the Code of Conduct Line. You may also contact the Audit Committee of the Board of Directors. Q: My buddy’s wife recently had a baby. I saw him taking a carton of Huggies® out of the warehouse to his truck after work one day. If I report it, he may lose his job. What should I do? Report it. It is difficult to make a report about a friend, but taking product from the warehouse is no different than stealing it from a store. Reporting the theft is the right thing to do. 23

Doing What’s Right Is The Kimberly-Clark Way Reading this Code is not an end unto itself. Instead, it is important that everyone act ethically, legally and in compliance with this Code of Conduct at all times. Doing What’s Right is the Kimberly-Clark way. Each of us is responsible for our own compliance with the Code, to report suspected violations, and to cooperate in the Company’s investigation of potential violations. You cannot lose your job or your benefits, or be demoted, suspended, threatened, harassed or discriminated against for raising a Code of Conduct concern honestly. This Code is intended to provide guidance on what is “right” when dealing with customers, suppliers, other employees, competitors and the public. There are a number of resources available to you to answer questions or for reporting violations. Those resources are identified on pages 4-5 of the Code. 24

NOTES

## CODE OF CONDUCT LINE NUMBERS

| Country | Access Code | Toll-Free Number |
|---|---|---|
| Austria | 0800-200-288 | 800-482-6020 |
| Ecuador (Andinatel) | 1-999-119 | 800-482-6020 |
| Ecuador (Pacifictel) | 1-800-999-119 | 800-482-6020 |
| Guatemala | 138-126 or 999-91-90 | 800-482-6020 |
| Honduras | 800-0123 | 800-482-6020 |
| India | 000-117 | 800-482-6020 |
| Japan (KDDI) | 00-539-111 | 800-482-6020 |
| Japan (Softbank) | 00-665-5111 | 800-482-6020 |
| Nicaragua | 1-800-0164 | 800-482-6020 |
| Paraguay | 008-11-800 | 800-482-6020 |
| Russia | 8^10-800-110-1011 | 800-482-6020 |
| Russia (Moscow) | 363-2400 | 800-482-6020 |
| Saudi Arabia | 1-800-10 | 800-482-6020 |
| Turkey | 0811-288-0001 | 800-482-6020 |
| Ukraine | 8 ^ 100-11 | 800-482-6020 |
| Venezuela | 0 800 2255 288 | 800-482-6020 |
| Vietnam | 1-201-0288 | 800-482-6020 |

*The mark "^" appearing in some codes means "await second dial tone".*

| Country | Toll-Free Number |
|---|---|
| Argentina | 0-800-444-3594 |
| Australia | 1-800-082-171 |
| Bahrain | 8000-4149 |
| Belgium | 0800-7-2974 |
| Bolivia | 800-100420 |
| Brazil | 0800-891-4205 |
| Chile | 1230-020-5512 |
| China North | 10-800-711-0649 |
| China South | 10-800-110-0590 |
| Colombia | 01-800-912-0114 |
| Costa Rica | 0-800-011-1094 |
| Czech Republic | 800-142-323 |
| Dominican Republic | 1-800-482-6020 |
| El Salvador | 800-6267 |
| Germany | 0800-181-5936 |
| Greece | 00-800-11-008-3594 |
| Hong Kong | 800-903071 |
| Hungary | 06-800-18318 |
| Indonesia | 001-803-1-008-3594 |
| Israel | 180-941-3594 |
| Italy | 800-788427 |
| Jamaica | 1-800-482-6020 |
| Korea | 00798-1-1-008-3594 |
| Malaysia | 1-800-81-2478 |
| Mexico | 001-800-482-6020 |
| Netherlands | 0800-022-0375 |
| New Zealand | 0800-450-245 |
| Panama | 01-800-482-6020 |
| Peru | 0800-5-2697 |
| Philippines | 1-800-1-111-0083 |
| Poland | 0-0-800-111-1626 |
| Portugal | 800-811-807 |
| Singapore | 800-110-1537 |
| South Africa | 0800-980072 |
| Spain | 900-97-1068 |
| Switzerland | 0800-561-031 |
| Taiwan | 00-801-10-4085 |
| Thailand | 001-800-11-008-3594 |
| Trinidad/Tobago | 1-800-482-6020 |
| United Kingdom | 0-0808-234-7569 |
| Uruguay | 000-411-008-3594 |

**How To Dial The "Access Code" Numbers**

1. Dial the Access Code
2. Wait for a tone or instructions
3. Dial the Toll-free Number



"By *"Doing What's Right"* every day and being committed to our Code of Conduct, you can help us build a positive, productive workplace. And that's the kind of workplace we all deserve."

**Thomas J. Falk**

*Chairman of the Board and Chief Executive Officer*

Kimberly-Clark

www.kimberly-clark.com

Registered Trademark and *Trademark of Kimberly-Clark Worldwide, Inc., Neenah, WI 54956. © 2009 KCWW

Form #: CDC0001